ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                              WEB VIEWS CORPORATION


Pursuant to the provisions of Section 78.390 of the Nevada Revised Statutes, Web Views Corporation adopts these Articles of Amendment to the Articles of Incorporation.

The following amendments and additions to the Articles of Incorporation were adopted by unanimous consent of the Board of Directors pursuant to Section
78.315 of the Nevada Revised Statutes and by consent of the majority shareholders pursuant to Section 78.320 of the Nevada Revised Statutes.

First:     The  name of the corporation is Cascade Mountain Mining Company, Inc.

The capitalization of the Corporation is amended to reflect a 60:1 forward stock split, an increase in the authorized number of shares of common stock, reauthorization of the par value of $.001 per share, and authorization to issue preferred stock and the Third Article shall read as follows:

Third: Following a 60:1 forward stock split, the total number of shares of stock which this Corporation is authorized to issue is Three Hundred Ten Million (310,000,000), consisting of 300,000,000 shares of common stock, par value $.001 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock").

     The board of directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the Preferred Stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the Preferred Stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of Preferred Stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

     The  number  of  shares  of  the Corporation outstanding at the time of the adoption of the foregoing was 2,166,667 and the number of shares entitled to vote thereon was the same. The number of shares consenting to the action was 1,166,667. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

     Effective  this  17th  day  of  June,  2003.

     /s/ Wayne Barrington Daley
     ------------------------------------
     Wayne  Barrington  Daley,  President

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